BLUE WOLF MONGOLIA HOLDINGS CORP. TERMINATES TENDER OFFER

New York, New York, July 12, 2013 – Blue Wolf Mongolia Holdings Corp. (NASDAQ: MNGL) (“Blue Wolf” or the “Company”) today announced today that it is terminating, effective immediately, its previously announced tender offer, as amended, (the “Tender Offer”) to purchase for cash up to 1,467,970 of its ordinary shares, no par value (“Ordinary Shares”), at a price of $9.97 per share, net to the seller in cash, without interest.  Blue Wolf terminated the Offer because it did not satisfy the terms and conditions of each of its offer to purchase, as amended and supplemented, and the Agreement and Plan of Merger with Li3 Energy, Inc. (“Li3”).  Blue Wolf intends to terminate the Agreement and Plan of Merger and will not consummate the merger of Li3 with and into its subsidiary, Blue Wolf Acquisition Sub, Inc., and will, beginning on the first business day following July 22, 2013: (i) commence the process to distribute the aggregate amount in the trust account, pro rata, less interest earned on the proceeds of its initial public offering placed in the trust account, to its public shareholders by way of redemption and (ii) cease all operations except for the purposes of any winding up of its affairs.

Blue Wolf is not accepting for payment any Ordinary Shares that have been tendered, and such Ordinary Shares will be returned promptly, without expense, to the holders who have tendered such shares (or, in the case of shares tendered by book-entry transfer through the DTC, such shares will be credited to the appropriate account maintained with the DTC). The Tender Offer consideration of $9.97 will not be paid or become payable to any holders of Ordinary Shares pursuant to the Tender Offer.  Under no circumstances should Ordinary Shares be tendered to Blue Wolf or DTC and, if tendered, such Ordinary Shares will not be accepted and will be promptly returned to the tendering shareholder.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell or a solicitation of consents with respect to any securities.

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CONTACT:

Blue Wolf Mongolia Holdings Corp.

Lee O. Kraus, CEO & Chairman

Phone: (203) 622-4903